EXHIBIT 1

TPG-AXON SENDS THIRD LETTER TO SANDRIDGE ENERGY’S BOARD OF DIRECTORS

- Notifies Board of Lawsuit to Contest Validity of Declared Initial Consent Date -

- Highlights Board’s Efforts to Confuse Consent Solicitation Process -

- Demands Board Disclose Knowledge of Tom Ward’s Unethical and Outrageous ‘Front-Running’ -

NEW YORK, December 24, 2012 – TPG-Axon, owner of 6.7% of the outstanding shares of SandRidge Energy, Inc. (NYSE: SD) (the “Company”), today sent a third letter to SandRidge’s Board of Directors.

In the latest letter, TPG-Axon notes that it has filed a lawsuit in Delaware Chancery Court contesting the validity of the declared Initial Consent Date noted in SandRidge’s 8-K, dated December 21, 2012, relating to TPG-Axon’s proposals to amend the Company’s bylaws and remove and replace members of the current Board of Directors.

TPG-Axon also stated that it plans to file consent solicitation documents with the U.S. Securities and Exchange Commission (the “SEC”) today.  TPG-Axon is seeking to replace SandRidge’s entire Board of Directors with a slate of directors that are highly qualified, of high integrity, and driven by shareholder interest. After TPG-Axon’s consent solicitation is mailed to SandRidge shareholders in early January, SandRidge shareholders of record as of December 13, 2012 will have up to 60 days to submit their written consent for TPG-Axon’s proposals.

“Sadly, we are not surprised that Tom Ward and the Board of Directors have resorted to shameful tricks to try and confuse shareholders and shorten the period of time in which they have to vote,” said Dinakar Singh, founder and chief executive officer of TPG-Axon Capital. “The actions Tom and the Board have taken over the past several weeks reek of desperation and clearly illustrate their complete disregard for shareholder interests and transparency. Instead of limiting shareholders’ ability to have their say, the Board should be focused on exploring all strategic alternatives to maximize value.”

The letter also outlines actions taken by Tom Ward which TPG-Axon believes directly violate his fiduciary responsibility to shareholders. Specifically, TPG-Axon has asked SandRidge’s Board to either disclose its knowledge of, or investigate instances where, Mr. Ward and his son, Trent Ward, through WCT Resources (an investment vehicle established by Mr. Ward for the benefit of his children) acted in advance of the Company to acquire mineral rights from third parties, and then leased those rights to SandRidge just weeks and months later for a profit.

The full text of the letter is attached.

For information on TPG-Axon’s proposals and on the process for voting shares in favor of those proposals, go to www.shareholdersforsandridge.com.

About TPG-Axon Capital
TPG-Axon Capital is a leading global investment firm.  Through offices in New York, London, Hong Kong and Tokyo, TPG-Axon invests across global markets and asset classes.

Contacts:
Anton Nicholas
203-682-8245
Anton.Nicholas@icrinc.com

Phil Denning
203-682-8246
Phil.Denning@icrinc.com

Jason Chudoba
646-277-1249
Jason.Chudoba@icrinc.com

TPG-AXON MANAGEMENT LP, TPG-AXON PARTNERS GP, L.P., TPG-AXON GP, LLC, TPG-AXON PARTNERS, LP, TPG-AXON INTERNATIONAL, L.P., TPG-AXON INTERNATIONAL GP, LLC, DINAKAR SINGH LLC AND DINAKAR SINGH (COLLECTIVELY, “TPG-AXON”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. IN CONNECTION WITH TPG-AXON'S INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT. ALL STOCKHOLDERS OF SANDRIDGE ENERGY, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY TPG-AXON, STEPHEN C. BEASLEY, EDWARD W. MONEYPENNY, FREDRIC G. REYNOLDS, PETER H. ROTHSCHILD, ALAN J. WEBER AND DAN A. WESTBROOK (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC., WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, TPG-AXON WILL PROVIDE COPIES OF THE

DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE CURRENT PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE PRELIMINARY CONSENT STATEMENT ON SCHEDULE 14A TO BE FILED BY TPG-AXON WITH THE SEC ON DECEMBER 24, 2012. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

December 24, 2012

Board of Directors
SandRidge Energy Inc.
123 Robert S. Kerr Avenue
Oklahoma City OK 73102

Dear Sirs,

We write to inform you that we have filed a lawsuit in Delaware Chancery Court contesting the validity of the declared Initial Consent Date as noted in SandRidge Energy’s 8-K, dated December 21, 2012, relating to TPG-Axon’s proposals to amend the company’s bylaws and remove and replace the current Board of Directors.

Obviously, the company is fearful of allowing the voice of shareholders to be heard.  Rather than attempt to reform, management and the Board seem intent on various tricks and artifice in an attempt to gather advantage and confuse the process.  In past weeks, the company amended its bylaws to make voting conditions more difficult for shareholders, put a poison pill in place, and issued an additional $37 million of shares to senior management. Now, the company attempts to shorten the period of time in which shareholders have to vote, claiming it has received consents in our solicitation - which is impossible as we have yet to even request them!  These are all just additional examples of Tom Ward and the Board of Directors’ utter disregard for shareholder interests.

Nevertheless, despite these attempts, rest assured that shareholders will now have the opportunity to terminate your reign of value destruction.  We will file, later today, consent solicitation documents with the SEC, seeking to replace the entire Board of Directors with a slate of directors that are highly qualified, of high integrity, and driven by shareholder interest.

Separately, we note the announced sale of the Permian Basin assets last Thursday.  Despite the fanfare with which you announced it, the result was yet another sharp drop (5%) in the stock price.  Why?  We believe it is because investors fear that any cash the company receives will be taken or squandered by Mr. Ward. After all, any gain on sale of the Permian assets is dwarfed by the staggering $2.3 billion the company has spent just on overhead and interest expenses in the past five years – that is equal to over 75% of the company’s market capitalization!  It is truly remarkable, and reflective of shareholders’ significant distrust of management, that shareholders choose to heavily discount the value of cash, when that cash is placed in Mr. Ward’s hands.  However, these fears are not misplaced, given Mr. Ward’s history of siphoning value from the company.   The tragic reality for shareholders is that the cash from the Permian assets means nothing if it ends up in Mr. Ward’s pocket, paid to creditors, or spent on more reckless and incoherent deals.

In that vein, a number of disturbing facts have recently been brought to our attention, which we find truly shocking, and which spotlight the extraordinary degree to which the line between Mr. Ward’s personal interests and those of the company is completely blurred (though always to Mr. Ward’s benefit).  In particular, it is our understanding that Mr. Ward and his son, Trent Ward, actively compete with the company, and in addition, have also engaged in repeated transactions in which they ‘front-run’ the company.  In past SEC filings, the company has disclosed that Mr.  Ward is a large ranch land owner, and that the company has leased mineral rights from Mr. Ward.  It also disclosed obscurely in some filings that the company had made payments to WCT Resources (an investment vehicle established by Mr. Ward for the benefit of his children) for some mineral rights.  However, we believe the disclosures fail to represent the true, and appalling, nature, of the activities in which Mr. Ward and his son are engaged.  Even after SandRidge Energy went public in 2007, and even as it has been actively engaged in acquiring mineral rights for the Mississippian in Oklahoma and Kansas, Tom Ward and his son have been side-dealing by actively engaging in the acquisition of similar mineral rights, in direct competition with shareholder interests, for their personal benefit.  Frankly, it is astonishing that the CEO of a company would engage in behavior that directly competes with his shareholders' interests for his own personal benefit, and no amount of partial or disingenuous disclosure absolves that.

Even more startling, however, is that we have discovered that in many instances, Mr. Ward and his son have engaged in persistent front-running of the company.  They moved ahead of the company to acquire mineral rights from third parties, and then ‘flipped’ them to SandRidge just weeks and months later.  Even more galling is that in addition to profit, they have often retained participation in potential wells that will be drilled in the future.  In many ways, this is an even more shocking version of the Executive Well Participation Program that Mr. Ward constructed in the past.  As you know, the company paid Mr. Ward almost $70 million for his working interest in the wells during the market collapse in October 2008, only to write them down to nothing later on – this was clearly an outrageous taking of funds from shareholders.  However, ironically, now the situation is even worse.  Mr. Ward and his son actively and constantly compete with SandRidge shareholder interests in acquiring mineral rights in the very same area that SandRidge Energy operates.  They then flip some of those rights back to the company within a short time, yet retain a participation interest.  The end result is an immediate transfer of value to Mr. Ward and his son, and the retention of a permanent cut for them.  In all regards, this behavior is unethical and outrageous.

We demand the Board disclose the degree to which it was aware of these actions.  If the Board was unaware of these activities, then you should take immediate steps to investigate these serious transgressions and seek redress.  On the other hand, if you were aware of the nature of these activities, then it is clear that you have been willing enablers of the greedy and unethical behavior that has caused enormous damage to shareholders.

Sincerely,

Founder and CEO
TPG-Axon Capital